SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE FOURTH QUARTER OF 2007

(Rio de Janeiro – March 03, 2008) – PETRÓLEO BRASILEIRO S.A. – Petrobras announces today its consolidated results expressed in millions of Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

The Company’s market value increased by 87% in 2007, generating total returns of 131.4% for ADR-holders (PBR) and 83.9% for preferred shareholders whose shares are traded in Brazil, outperforming the Ibovespa by 37 percentage point. The discovery of excellent oil and gas finds in new exploratory frontiers (pre-salt layers) in the Espírito Santo and Santos Basins, coupled with potential production growth due to the start-up of five major platforms in 2007, plus three more scheduled for 2008, have underlined Petrobras’ position as an outstanding company in its sector.

Operating cash flow, as measured by EBITDA, remained flat versus 2006. Oil production and the average sales price for products sold in Brazil remained stable when calculated in Reais. Increases in operating costs and expenses (including higher costs for imported products and crude oil), combined with the costs of amending the employee pension plan and expanding the workforce to accommodate the Company’s growth plans, were offset by the lower incidence of the Special Participation tax and improved distribution and trading margins.

EBITDA in the 4Q07 fell by 8% over the previous quarter due primarily to the increase in international exploration costs (dry holes and seismic acquisition expense), increasing general and administrative expenses, and international losses arising from regulatory changes in Ecuador.

Consolidated net income in 2007 was 17% less than in 2006, primarily due to monetary exchange corrections caused by the strong appreciation of the Real which requires adjustments to foreign dollar-denominated assets of Petrobras when translated into Reais, as well as the costs of agreeing with employees to alter the Company’s pension plan.

Consolidated net income in the final quarter fell by 9% over the 3Q-2007, corresponding to the reduction in the operating result (EBITDA).

Average oil and gas production remained very close to 2006 levels, since four of the five new production projects installed in 2007 only commenced operations in the final quarter. In December, however, the Company set a record for a day’s oil output in Brazil of 2,000,238 barrels. The projects that began operating at the end of 2007 are expected to contribute to a major growth of production during 2008.

This document is divided into five topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	05	Financial Statements	37
Operating Performance	10
Financial Statements	24
Appendices	33

PETROBRAS SYSTEM

The Reserve Replacement Ratio (RRR) stood at 98.4% according to SPE criteria and 131.1% according to SEC methodology (reserves/production ratio of 18.9 and 14.8 years, respectively). In Brazil, the RRR stood at 123.6% and 134.6%, respectively, according to the SPE and SEC criteria. These proven reserves do not include the recently announced oil and gas discoveries in the pre-salt layer.

The Petrobras System’s investments in 2007 were the highest in its history and were allocated as follows:

Oil product output increased 8% over 2006, reaching 90% of installed capacity in Brazil and 85% abroad, mainly due to the acquisition of a refinery in the USA.

The Petrobras System’s added value remained flat over 2006.

PETROBRAS SYSTEM

Statement by the CEO, Mr. José Sergio Gabrielli de Azevedo.

Dear shareholders and investors, our 2007 results reflected yet another year of achievements and challenges successfully overcome. We recorded strong growth with a clearly-defined strategic focus and an outstanding operating performance.

We invested R$ 45,285 million in capital expenditures and acquisitions, 34% more than in 2006 and an all-time record. These investments will allow us not only to maintain production at high levels, thereby ensuring self-sufficiency in oil for Brazil, but they will also lay the groundwork for sustained growth.

We posted a net income of R$ 21,512 million in 2007 and R$ 5,053 million in the final quarter, reflecting the impact of the appreciation of the Real against the dollar on our assets abroad, higher expenditure on imported products, the adjustment to the Petros pension plan, and increased costs associated with the goods, services and human resources supply chain in the oil industry.

Thanks to the increase in international oil prices and the Company’s own performance, our market cap closed 2007 at R$ 429,923 million, 87% higher when expressed in Reais, and 131% in U.S. Dollars versus 2006.

We recorded a series of important achievements throughout the year. One of the most important, whose repercussions are enormous and which undoubtedly constitutes one of our major challenges in the coming years, was the discovery of ultra-deep-water oil fields below a two-kilometer-thick salt layer in the Campos and Santos basins, which may well transform Brazil into one of the world’s leading oil producers. In this context, the so-called Tupi area is particularly vital, given that preliminary assessments indicate total recoverable oil of between five and eight billion barrels. It is also worth noting that oil at such as depth has never been commercially exploited before, underlining our tradition of technological excellence and posing yet another challenge for the Company.

Average oil, NGL and natural gas production in Brazil remained steady in relation to 2006 (2.065 million bpd). However, given the start-up of the new platforms in 2007 and increased output from those units that began operations in 2006, we achieved a new daily production record of more than two million barrels in December. In addition, three more major systems (P-53, P-51 and FPSO Cidade de Niterói) will be starting up in 2008, raising installed capacity by a further 460,000 boe/day.

In Brazil, the Reserve Replacement Ratio (RRR) stood at 134.6% according to SEC criteria and 123.6% according to SPE methodology (reserves/production ratio of 15.3 and 19.6 years, respectively). It is worth emphasizing that proven reserves do not include the new oil and gas discoveries in the pre-salt layer.

Our investments in the downstream area are mainly directed towards improving the quality of our oil products, applying more stringent environmental specifications and expanding the capacity of our refineries to process heavier oils.

We are fully aware of the environmental importance of biofuels and are proud to be in the forefront in this area, committed to developing technologies that will permit the production of such fuels on a greater scale, both nationally and internationally. By the end of the year, we will be selling biodiesel in almost 6,000 gas stations throughout Brazil and our first pilot bioethanol plant will be operating in our research center (CENPES).

PETROBRAS SYSTEM

We also implemented a series of initiatives in the sense of reorganizing, consolidating and strengthening the petrochemical sector. The acquisitions of Ipiranga Petroquímica and Suzano Petroquímica and the transfer of assets to Braskem were fundamental steps in restructuring our investment portfolio in this sector, in line with our strategy of consolidating our petrochemical assets in companies that are fully able to compete in the international markets.

We maintained our commitment to excellence in the social and environmental responsibility areas, underlined by our reinclusion in such important sustainability indices as the Dow Jones Sustainability World Index (DJSI World) and the Bovespa’s Corporate Sustainability Index (ISE). In accordance with our corporate guidelines, we also invested in various projects in the safety, environmental and health area, designed to protect our employees and neighboring communities and reduce to an absolute minimum any risks that may jeopardize our operations and results.

In conclusion, we believe our 2007 results reflect Petrobras’ entrepreneurial spirit and capacity to transform challenges into achievements. We are currently among the world’s leading integrated oil companies and set as our strategic goal to be among the top five. This challenge will give us the needed momentum to continue our growth, breaking down barriers and building a new concept of what an energy company should be.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated net income of R$ 21,512 million in 2007, 17% lower than in 2006.

R$ million
	Fourth Quarter					Year End

3Q-2007	2007	2006	Δ%		2007	2006	Δ%

56,572	57,922	53,156	9	Gross Operating Revenues	218,254	205,403	6
44,469	45,417	41,041	11	Net Operating Revenues	170,578	158,239	8
10,612	9,291	7,829	19	Operating Profit (1)	40,591	42,237	(4)
(1,077)	(849)	(72)	1,079	Financial Result	(3,932)	(1,332)	195
5,528	5,053	5,200	(3)	Net Income	21,512	25,919	(17)
1.26	1.15	1.19	(3)	Net Income per Share	4.90	5.91	(17)
285,333	429,923	230,372	87	Market Value (Parent Company)	429,923	230,372	87
39	36	35	1	Gross Margin (%)	39	40	(1)
24	20	19	1	Operating Margin (%)	24	27	(3)
12	11	13	(2)	Net Margin (%)	13	16	(3)
13,061	12,031	10,225	18	EBITDA – R$ million(2)	50,275	50,864	(1)

				Financial and Economic Indicators
74.87	88.69	59.68	49	Brent (US$/bbl)	72.52	65.14	11

1.9179	1.7830	2.1517	(17)	US Dollar Average Price - Sale (R$)	1.9471	2.1752	(10)
1.8389	1.7713	2.1380	(17)	US Dollar Last Price - Sale (R$)	1.7713	2.1380	(17)

(1) Operating income before financial result, equity balance and taxes.
(2) Operating income before financial result, equity balance and depreciation/amortization.

R$ million
	Fourth Quarter					Year End

3Q-2007	2007	2006	Δ%		2007	2006	Δ%

9,333	8,151	7,777	5	Operating Income as per Brazilian Corporate Law	35,978	40,672	(12)
1,077	849	72	1,079	(-) Financial Result	3,932	1,332	195
202	291	(20)	(1,555)	(-) Relevant Interests	681	233	192
(340)	(102)	(369)	(72)	Provisions for Income Part. / Employees Results	(1,012)	(1,197)	(15)

10,272	9,189	7,460	23	Operating Profit	39,579	41,040	(4)
2,789	2,842	2,765	3	Depreciation / Amortization	10,696	9,824	9

13,061	12,031	10,225	18	EBITDA	50,275	50,864	(1)

29	26	25	4	EBITDA Margin (%)	29	32	(9)

PETROBRAS SYSTEM	Financial Performance

The behavior of the main components of consolidated net income, in relation to 2006, was as follows:

• A R$ 2,875 million increase in gross profit:

		R$ million
		Changes
		2007 X 2006
Main Items	Net	Cost of	Gross
	Revenues	Sales	Profit
. Domestic Market: - effect of volumes sold	3,085	(1,747)	1,338
- effect of prices	1,083	-	1,083
. Intl. Market: - effect of export volumes	3,046	(1,283)	1,763
- effect of export price	390	-	390
. Increase in expenses: (*)	-	(2,915)	(2,915)
. Extraordinary items: - suplemmentary costs with special participations (1)	-	426	426
- expenses with re-injected gas(2)	-	406	406
. Increase in profitability of Distribution Segment	518	(28)	490
. Increase in profitability of trading operations	1,934	(1,473)	461
. Increase in international sales	7,715	(7,500)	215
. FX effect on subsidiaries abroad	(4,614)	3,983	(631)
. Other	(818)	667	(151)

	12,339	(9,464)	2,875

(*) Expenses Variation Composition:	Value
- import of gas, crude oil and oil products(3)	(2,484)
- non-oil products, including alcohol, biodiesel and other	(515)
- materials, services and depreciation	(1,136)
- salaries, benefits and charges	(600)
- transportation: maritime and pipelines (4)	(315)
- third-party services	211
- domestic government take	1,924

(2,915)

(1) New ANP interpretation of the deductibility of projects financing expenses related to the Marlim field when calculating 2006 special participations.
(2) Adjustment, in 2006, of expenses from gas produced and reinjected in reservoirs in the Solimões, Campos and Espírito Santo Basins.
(3) CIF values.
(4) Expenditures on cabotage, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

• An increase of R$ 4,521 million in the following operating expenses:

• Selling expenses (R$ 269 million), reflecting the increase in export volume (R$ 79 million) and off-shore operations (R$ 166 million);

• General and administrative expenses (R$ 999 million), due to the growing complexity and volume of the Company’s operations, reflected in higher expenses from personnel in Brazil (R$ 379 million) as a result of the collective bargaining agreement and the increase in the workforce, and from third-party services (R$ 355 million), especially those related to IT and consulting;

• Exploration costs (R$ 533 million), related to the intensification of exploratory activities in Brazil (R$ 228 million) and abroad (R$ 440 million), especially in Turkey, Angola and Iran, offset by the reduction in provisions for well abandonment (R$ 121 million);

• Losses from the recovery of exploration and production assets (R$ 401 million) in Ecuador (R$ 309 million) due to the increase in the royalty rate (99%).

• R&D (R$ 126 million), from research into increasing production from current reserves and expansion into new exploratory frontiers, plus the training of technical staff;

• The Pension and Health Plan (R$ 554 million), due to the amendments to the Petros Plan regulations;

• Other operating expenses (R$ 1,646 million), especially from the amendments to the Petros Plan (R$ 1,051 million), the collective bargaining agreements (R$ 482 million) and fines and contractual charges related to natural gas and electricity supply (R$ 449 million), offset by the recovery of ICMS tax credits following the agreement with the Ceará State Finance Department (R$ 101 million).

• A negative impact of R$ 2,600 million on the net financial result, due to:

• The impact of the increase in the appreciation of the Real from 8% to 17% on funds invested abroad via subsidiaries in the International segment, in E&P equipment for use in Brazil and in commercial activities (R$ 1.972 million);

• Exchange regularization in 2006 (R$ 321 million, non-recurring).

• Financial result from the increase in net debt (R$ 323 million);

• Losses from hedge operations linked to commercial and financial activities (R$ 288 million);

• Offset by the reduction in expenses from the prepayment of financing (R$ 230 million).

• A reduction in relevant interests (R$ 448 million), primarily due to the increase in exchange losses from the conversion of foreign subsidiaries’ shareholders equity.

• A lower non-operating result (R$ 371 million), primarily from expenses from damage to third-party equipment installed in wells in the Campos Basin (R$ 139 million) and the write-off of E&P-related sunk costs (R$ 103 million).

PETROBRAS SYSTEM	Financial Performance

Net income for the 4Q-2007 totaled R$ 5,053 million, 9% down on the R$ 5,528 million declared in the 3Q-2007, due to the factors listed below:

• R$ 742 million reduction in gross profit:

		R$ million
		Changes
	4Q 2007 X 3Q 2007
	Net	Cost of
Main Items	Revenues	Goods Sold	Gross Profit

. Domestic Market: - effect of volumes sold	505	(287)	218
- effect of prices	388	-	388
. Intl. Market: - effect of export volumes	(645)	285	(360)
- effect of export price	1,066	-	1,066
. Increase in expenses: (*)	-	(2,034)	(2,034)
. Increase in profitability of Distribution Segment	(46)	87	41
. Increase in profitability of trading operations	(64)	146	82
. Increase in international sales	879	(782)	97
. FX effect on controlled companies abroad	(374)	326	(48)
. Other	(761)	569	(192)

	948	(1,690)	(742)

(*) Expenses Composition:	Value
- domestic government take	(580)
- import of gas, crude oil and oil products (1)	(509)
- materials, services and depreciation	(392)
- salaries, benefits and charges	(343)
- third-party services	(217)
- non-oil products, including alcohol, biodiesel and other	(9)
- transportation: maritime and pipelines (2)	16

(2,034)

(1) Expenditures on cabotage, terminals and pipelines.
(2) CIF value.

• Growth of R$ 579 million in operating expenses:

• General and administrative expenses (R$ 275 million), reflected in higher expenses from personnel in Brazil (R$ 102 million) as a result of the collective bargaining agreement, and from third-party services (R$ 121 million), especially those related to IT and consulting;

• Exploration costs (R$ 617 million) due to the intensification of exploratory activities which culminated in the write-off of dry wells in the United States and Colombia (R$ 473 million) and Brazil (R$ 305 million), and the increase in expenses related to geology and geophysics abroad (R$ 106 million), offset by the reduction in provisions for well abandonment (R$ 271 million).

• Losses from the recovery of exploration and production assets (R$ 446 million) in Ecuador (R$ 309 million) due to the increase in the royalty rate to 99%.

These effects were offset by the reduction in expenses from the Pension and Health Plan (R$ 705 million), due to the recognition, in the 3Q-2007, of the commitments associated with the Petros Plan (R$ 697 million).

PETROBRAS SYSTEM	Financial Performance

• A positive impact of R$ 228 million on the net financial result, as a result of:

• An increase in financial expenses (R$ 273 million) from the monetary restatement of recoverable taxes (R$ 161 million) and revenue from investments in marketable securities (R$ 59 million);

• Gains from monetary and exchange variations (R$ 154 million), due the lower appreciation of the Real in the 4Q-2007.

These effects were partially offset by higher financial expenses (R$ 199 million) due to losses from hedge operations linked to commercial activities related to PifCo, Pasadena and PAI (R$ 169 million).

PETROBRAS SYSTEM	Operating Performance

Physical Indicators (*)

	Fourth Quarter					Year End

3Q-2007	2007	2006	Δ%		2007	2006	Δ%

Exploration & Production - Thousand bpd/day
				Domestic Production
1,797	1,782	1,823	(2)	Oil and LNG	1,792	1,778	1
271	277	277	-	Natural Gas (1)	273	276	(1)
2,068	2,059	2,100	(2)	Total	2,065	2,054	1
				Consolidated - International Production
111	111	115	(3)	Oil and LNG	112	130	(14)
114	101	97	4	Natural Gas (1)	108	98	10
225	212	212	-	Total	220	228	(4)
16	14	22		Non Consolidated - Internacional Production (2)	16	15

241	226	234	(3)	Total International Production	236	243	(3)

2,309	2,285	2,334	(2)	Total production	2,301	2,297	-

(1) Does not include liquified gas and includes re-injected gas.
(2) Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd
412	400	408	(2)	Import of crude oil	390	370	5
201	136	132	3	Import of oil products imports	148	118	25

613	536	540	(1)	Import of crude oil and oil products	538	488	10

392	322	454	(29)	Export of crude oil	353	335	5
278	253	215	18	Export of oil products	262	246	7

670	575	669	(14)	Export of crude oil and oil products (3)	615	581	6

57	39	129	(70)	Net exports (imports) crude oil and oil products	77	93	(17)

180	199	162	23	Import of gas and others	171	157	9
8	2(3)	3	(33)	Other exports	3(3)	4	(25)
2,027	2,033	1,900	7	Output of oil products	2,046	1,892	8
1,806	1,795	1,696	6	• Brazil	1,795	1,764	2
221	238	204	17	• International	251	128	96
2,167	2,167	2,227	(3)	Primary Processed Installed Capacity	2,167	2,227	(3)
1,986	1,986	1,986	-	• Brazil	1,986	1,986	-
181	181	241	(25)	• International	181	241	(25)
				Use of Installed Capacity (%)
91	90	85	5	• Brazil	90	89	1
93	93	84	9	• International	85	81	4
78	78	78	-	Domestic crude as % of total feedstock processed	78	80	(2)

(3) Volumes of oil and oil products exports include ongoing exports.
(4) As per ownership recognized by the ANP.

Sales Volume - Thousand bpd
735	742	701	6	Diesel	705	672	5
290	306	317	(3)	Gasoline	300	308	(3)
109	112	103	9	Fuel Oil	106	100	6
165	169	160	6	Naphtha	166	165	1
216	206	204	1	LPG	206	201	2
69	72	65	11	QAV	70	64	9
184	169	130	30	Others	172	167	3

1,768	1,776	1,680	6	Total Oil Products	1,725	1,677	3
60	81	47	72	Alcohol, Nitrogens, biodiesel and other	62	44	41
258	272	252	8	Natural Gas	248	243	2

2,086	2,129	1,979	8	Total domestic market	2,035	1,964	4
678	577	672	(14)	Exports	618	585	6
(5) 560	480	603	(20)	International Sales	586	503	17

1,238	1,057	1,275	(17)	Total international market	1,204	1,088	11

3,324	3,186	3,254	(2)	Total	3,239	3,052	6

(5) Modified for the better adequacy of Bolivian refineries volumes.

(*) Not audited.

PETROBRAS SYSTEM	Operational Performance

Prices and Costs Indicators (*)

Fourth Quarter					Year End

3Q-2007	2007	2006	Δ %		2007	2006	Δ %

Average Oil Products Realization Prices
155.97	158.98	152.10	5	Domestic Market (R$/bbl)	155.45	154.45	1

Average sales price - US$ per bbl
				Brazil
64.42	76.75	48.70	58	Crude Oil (US$/bbl)(6)	61.57	54.71	13
36.98	34.67	15.85	119	Natural Gas (US$/bbl) (7)	35.14	15.67	124
				International
54.12	59.42	43.22	37	Crude Oil (US$/bbl)	50.46	44.07	14
16.06	17.45	14.30	22	Natural Gas (US$/bbl)	16.10	12.98	24

(6) Average of the exports and the internal transfer prices from E&P to Supply.
(7) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.

Costs - US$/barrel

				Lifting cost:
				• Brazil
7.65	8.60	7.24	19	• • without government participation	7.70	6.59	17
20.13	23.16	17.59	32	• • with government participation (8)	19.39	17.64	10
4.20	4.41	4.36	1	• International	4.17	3.36	24
				Refining cost
2.55	3.60	2.71	33	• Brazil (9)	2.85	2.29	24
3.34	3.04	2.08	46	• International	2.96	1.73	71
640	794	630	26	Corporate Overhead (US$ million) Parent Company (9)	2,517	1,944	29

Costs - US$/barrel

				Lifting cost
				• Brazil
14.66	15.22	15.46	(2)	• • without government participation	14.88	14.20	5
37.92	40.98	37.75	9	• • with government participation (8)	37.03	38.18	(3)
				Refining cost
4.91	6.36	5.84	9	• Brazil (9)	5.49	4.98	10

(8) Lifting costs with government participation had its historical data adjusted, as already informed at the 12.31.2006 Report.
(9) The company, in order to achieve higher indicators aderence to it managerial and operational models, revised the definitions of these indicators, recalculating previous period, as already informed at the 12.31.2006 Report.

(*) Not audited.	11

PETROBRAS SYSTEM	Operational Performance

Exploration and Production - Thousand Barrels/day

The operational start-up of the platforms P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), Cidade do Rio de Janeiro (Espadarte), Piranema (Piranema), Cidade de Vitória (Golfinho), P-34 (Jubarte), P-52 and P-54 (Roncador), offset the natural decline in production.

The increase in production capacity triggered by the start-up of the FPSO-Piranema (Piranema), Cidade de Vitória (Golfinho), P-52 (Roncador) and P-54 (Roncador) platforms was offset by P-25 stoppage in Albacora for operational safety procedures (now solved) and the natural slide in output.

International oil production fell due to the exclusion of Venezuelan output as of April/06 and the decline in the mature fields in Argentina and Angola, partially offset by higher output in the US due to the resumption of normal production, which had been jeopardized in 2006 by hurricanes, and the start-up of production in the Cottonwood field in February/07. Consolidated gas output moved up by 10%, thanks to stepped up production in the USA and Brazil’s higher gas imports from Bolivia, pushed by increased industrial and vehicular consumption in the Center-South and Southeast regions.

Fourth-quarter consolidated international oil output remained flat over the previous three months. International gas production fell by 12% due to the beginning of YPFB’s share of Bolivian output as of August 31, 2007, the decline in flows from the Cottonwood wells caused by reduced pressure in the reservoirs, and the oil workers’ strike that affected the Santa Cruz I e II wells in Argentina.

PETROBRAS SYSTEM	Operational Performance

Refining, Transportation and Supply – thousand barrels/day

The new Refap converters, which started up in the 3Q-2006, and the improved operational reliability of the refineries led to an increase in processed crude.

Domestic processed crude recorded a decline due to the increased number of scheduled maintenance stoppages.

Processed crude in the overseas refineries (primary processing) jumped by 48%, due to the inclusion of the Pasadena refinery (USA) as of October/06 and the upturn in Argentinean refining capacity, offset by the sale of the Bolivian refineries in June/07. In relation to the previous quarter, total processed throughput in the overseas refineries recorded no change.

Costs

Lifting Cost (US$/barrel)

Excluding the impact of the appreciation of the Real, the annual unit lifting cost in Brazil climbed by 9% over 2006, due to the higher price of goods and service in the oil industry, increased expenditure on vessels and drills, the wage increase, the expansion of the workforce and the higher initial unit costs of FPSO-Cidade de Vitória, FPSO-Cidade do Rio de Janeiro, FPSO-Piranema and the P-52 and P-54 platforms, which will gradually come down as production moves up.

Also excluding the impact of the appreciation of the Real, the 4Q-2007 unit lifting cost increased by 8% over the previous quarter due to the wage hike and the higher consumption of materials due to the startup of four new production systems in the final quarter, whose higher unit costs will tend to come down as production moves up.

PETROBRAS SYSTEM	Operational Performance

The annual lifting cost moved up due to higher extraction costs and the impact of the increase in international oil prices on government participations, offset by the effect of the natural decline in production in certain fields on these participations.

The domestic unit lifting cost in the fourth quarter increased due to the upturn in the average Brazilian oil price used to calculate the government participations, based on the international price, as well as the already-mentioned rise in extraction costs.

The international lifting cost recorded an annual upturn due to the decline in output and the increase in the price of third-party services and materials in Argentina, and higher expenses in the USA, thanks to the return of normal production, which had been partially shut down in 2006, and the operational startup of the deep-water Cottonwood field, and in Angola, due to the recovery of mature wells and installation maintenance.

The international lifting cost also moved up in the fourth quarter due to the higher price of third-party services in Argentina, partially offset by lower maintenance and repairs expenses in Angola and a decline in expenses from Cottonwood, thanks to cheaper chemicals and a reduction in logistics expenses.

PETROBRAS SYSTEM	Operational Performance

Refining Costs (US$/barrel)

Excluding the impact of the appreciation of the Real, the domestic unit refining cost moved up by 10% in 2007, due to increased operating expenses, reflecting the investments to adapt the refineries to higher quality products, plus environmental and market demands, as well as the increased number of scheduled maintenance stoppages.

Excluding the impact of the appreciation of the Real, the fourth-quarter refining cost climbed by 34%, reflecting the increased number of scheduled maintenance stoppages, especially the one in REDUC, the country’s biggest lubricant producer, following 5 years of uninterrupted operations, the wage increase and non-recurring expenses from the Leadership program in SMA and non-programmed stoppages in the RLAM units.

Average international unit refining costs increased in 2007 due to the inclusion of the Pasadena Refinery in the USA.

Average international unit refining costs recorded a reduction in the 4Q-2007 due to scheduled and unscheduled stoppages in the USA in the previous quarter.

PETROBRAS SYSTEM	Operational Performance

Corporate Overhead – Parent Company (US$ million)

Annual corporate overhead moved up due to the increase in the complexity and volume of the Company’s operations, reflected in higher personnel costs due to the expanded workforce, as well as expenses from third-party services. If we exclude the impact of the appreciation of the Real, overhead rose by 19%.

The fourth-quarter upturn was fueled by higher expenses from personnel and data-processing, maintenance and infrastructure services.

Sales Volume – thousand barrels/day

Annual domestic sales volume moved up 4%, led by diesel, LPG, aviation fuel and fuel oil. The diesel increase was due to the improved harvest and heightened industrial activity, while LPG sales were pushed by higher earnings among the less favored income groups. GDP growth and the expansion of tourism, in turn leveraged by the appreciation of the Real, helped boost aviation fuel sales.

Export volume rose by 6% thanks to increased production and the reduced share of domestic oil in total processed throughput.

International sales volume climbed by 17% due to the inclusion of the Pasadena Refinery as of October/06, increased production in the U.S. and offshore operations, that is designed to capture commercial opportunities off-shore. This was partially offset by the elimination of operations in Venezuela and the sale of the Bolivian refinery.

PETROBRAS SYSTEM	Operational Performance

Result by Business Area R$ million (1) (3)
Fourth Quarter					Fiscal Year

3Q-2007	2007	2006	Δ %		2007	2006	Δ %

7,256	8,072	4,630	74	EXPLORATION & PRODUCTION	26,828	24,728	8
1,264	278	1,459	(81)	SUPPLY	5,909	6,091	(3)
(364)	(486)	(308)	58	GAS AND ENERGY	(1,381)	(1,190)	16
269	121	130	(7)	DISTRIBUTION	794	585	36
(58)	(940)	(247)	281	INTERNATIONAL (2)	(1,023)	350	(392)
(2,462)	(1,356)	(785)	73	CORPORATE	(8,154)	(4,128)	98
(377)	(636)	321	(298)	ELIMINATIONS	(1,461)	(517)	183

5,528	5,053	5,200	(3)	CONSOLIDATED NET INCOME	21,512	25,919	(17)

(1) Comments on the results by business area begin on page 18 and their respective financial statements on page 28.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods are influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3) Expenses from the creation of new jobs by Petrobras are now allocated in accordance with each employee’s area of activity and are no longer allocated in their entirety to corporate administrative expenses. In order to facilitate comparisons between the periods, we have adapted the previous financial statements to the new criteria.

PETROBRAS SYSTEM	Operational Performance

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

Annual net income from Exploration and Production increased by 8% over 2006 due to the increase in average domestic oil prices, the 1% upturn in daily oil and NGL production, the reduction in government participations and higher average transfer prices for natural gas.

Part of these effects were offset by expenses from the amendments to the Petros Plan regulations and the collective bargaining agreements.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 10.43/bbl in 2006 to US$ 10.95/bbl in 2007.

In comparison with the previous quarter, 4Q-2007 net income moved up 11% due to higher average domestic oil prices, partially offset by the 1% increase in daily oil and NGL production and the increase in government participations.

The spread between the average domestic oil sale/transfer price and the average Brent price climbed from US$ 10.45/bbl in the 3Q-2007 to US$ 11.94/bbl in the 4Q-2007.

Annual net income from the Supply segment fell 3% over 2006 as a result of the following factors:

• Higher oil prices;

• Increased oil product import volume;

• More scheduled maintenance stoppages;

• Increased expenses from personnel and third-party services; the amendments to the Petros Plan regulations; and safety, environmental and health. Selling expenses also moved up due to higher offshore oil sales volume and oil exports.

PETROBRAS SYSTEM	Operational Performance

These effects were partially offset by the upturn in oil product sales volume and higher average oil product prices in Brazil and abroad.

In comparison with the 3Q-2007, final-quarter net income from the Supply segment dropped by 78% due to:

• Increased oil prices;

• Reduced oil product export volume;

• Higher refining costs.

These effects were partially offset by the increase in the average oil product sale price, and the sale, in the 4Q-2007, of inventories acquired at a lower cost in the previous quarter.

The annual Gas and Energy result was jeopardized by the increase in the average domestic natural gas transfer cost and the payment of fines and contractual charges related to gas and electricity supply (R$ 449 million).

These effects were partially offset by the upturn in electricity sales volume, especially energy exports to Argentina, and the increase in natural gas sales volume.

The 4Q-2007 Gas and Energy result was adversely affected by lower electricity sales margins due to the increase in the energy acquisition cost and energy exports to Argentina in the 3Q-2007.

This was partially offset by the reduction in fines and contractual charges related to gas and electricity supply.

Annual net income from Distribution climbed 36% over 2006, primarily due to the 13% upturn in sales volume.

The segment recorded a 34.3% share of the national fuel distribution market (in line with the new criteria which reviewed the volume of the alcohol market) versus 32.3% in 2006 (33.6% according to the previous criteria).

PETROBRAS SYSTEM	Operational Performance

In the final quarter, the healthy sales performance was reflected in a 4% increase in sales volume over the 3Q-2007, in line with the distribution market, ensuring the period maintenance of market share, The recognition of higher operating expenses, chiefly due to a review of the amounts involved in judicial proceedings, and the impact of the new jobs and salaries plan following the collective bargaining agreement, meant that net income fell by 55% over the previous three months.

The intensification of exploration and production activities abroad and the oil and gas regulatory changes in Ecuador, which raised production royalties, were mostly responsible for the downturn in the annual International result.

These factors resulted in a R$ 440 million increase in exploration expenses, including seismic and data-collection, especially in Turkey, Angola, Iran and Argentina, and a R$ 399 million decline in the recoverable value of assets in Ecuador, the USA and Angola.

In the 4Q-2007, exploration expenses increased by R$ 607 million, led by the write-off of dry wells in the USA and Colombia (R$ 495 million) and the recognition of R$ 401 million from the reduction in the recoverable value of assets in Ecuador (R$ 309 million) and the USA.

These effects were partially offset by the improvement in petrochemical margins in Argentina, thanks to higher fertilizer prices and sales volume.

The reduction in the result from Corporate activities in 2007 was due to:

• The R$ 2,600 million increase in net financial expenses, as detailed on page 7;

• The R$ 1,196 million upturn in expenses from the pension and health plan due to the amendments to the Petros Plan regulations;

• The R$ 631 million increase in G&A expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement.

PETROBRAS SYSTEM	Operating Performance

The 4Q-2007 improvement over the previous quarter was fueled by expenses from the amendments to the Petros Plan regulations incurred in the 3Q-2007 (R$ 697 million) and the R$ 207 million reduction in expenses with minority shareholders due to the lower financial results posted by those Special Purpose Companies and controlled companies which are not wholly owned by Petrobras and its subsidiaries.

PETROBRAS SYSTEM	Operating Performance

Consolidated Debt

	R$ million

	12.31.2007	12.31.2006	Δ %
Short-term Debt (1)	8,960	13,074	(31)
Long-term Debt (1)	30,781	33,531	(8)

Total	39,741	46,605	(15)
Cash / Cash Equivalents	13,071	27,829	(53)
Net Debt (2)	26,670	18,776	42
Net Debt/(Net Debt + Shareholder's Equity) (1)	19%	16%	3
Total Net Liabilities (1) (3)	219,590	185,249	19
Capital Structure (third parties net / total liabilities net)	48%	47%	1

(1) Includes debt from leasing contracts (R$ 1,433 million on December 31, 2007 and R$ 2,540 million on December 31, 2006).
(2) Total debt less cash and cash equivalents.
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras System on December 31, 2007, was 42% higher than the amount recorded on December 31, 2006, primarily due to the reduction in cash invested in the investment program, in long-term securities, in the acquisition of interests in companies and in the amendments to the Petros Plan. These effects were partially offset by a reduction in indebtedness due to the appreciation of the Real against the U.S. dollar.

The level of indebtedness, measured by the net debt/EBITDA ratio increased from 0.37, on December 31, 2006, to 0.53 on December 31, 2007. The portion of the capital structure represented by third parties was 48%, 1 percentage point up on December 31, 2006.

PETROBRAS SYSTEM	Operating Performance

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments in the expansion of its oil and natural gas production capacity by investing its own funds and by structuring ventures with strategic partners. On December 31, 2007, total investments amounted to R$ 45,285 million, 34% up on the total on December 31, 2006.

R$ million
			Fiscal Year
	2007	%	2006	%	Δ %
• Own Investments	38,785	86	29,769	88	30

Exploration & Production	18,418	41	15,314	45	20
Supply	9,632	21	4,181	12	130
Gas and Energy	1,616	3	1,566	5	3
International	6,574	15	7,161	21	(8)
Distribution	1,670	4	642	2	160
Corporate	875	2	905	3	(3)

• Special Purpose Companies (SPCs)	5,902	13	3,507	11	68

• Ventures under Negotiation	598	1	409	1	46

• Project Finance	-	-	1	-	-

Total Investments	45,285	100	33,686	100	34

R$ million
			Fiscal Year
	2007	%	2006	%	Δ %
International
Exploration & Production	5,759	88	5,300	74	9
Supply	451	7	1,250	18	(64)
Gas and Energy	161	2	134	2	20
Distribution	72	1	308	4	(77)
Other	130	2	169	2	(23)

Total Investments	6,573	100	7,161	100	(8)

R$ million
			Fiscal Year
	2007	%	2006	%	Δ %
Projects Developed by SPCs
Malhas	770	13	653	19	18
Gasene	1,594	27	567	16	181
Marlim Leste	894	15	1,052	30	(15)
PDET Off Shore	661	11	286	8	131
CDMPI	662	12	315	9	110
Mexilhão	487	8	119	3	309
Amazônia	834	14	421	12	98
Barracuda e Caratinga	-	-	64	2	-
EVM	-	-	30	1	-

Total Investments	5,902	100	3,507	100	68

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 87 consortiums. These ventures will require total investments of around US$ 9,544 million by the end of next year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
	Fourth Quarter			Fiscal Year

3Q-2007	2007	2006		2007	2006

56,572	57,922	53,156	Gross Operating Revenues	218,254	205,403
(12,103)	(12,505)	(12,115)	Sales Deductions	(47,676)	(47,164)

44,469	45,417	41,041	Net Operating Revenues	170,578	158,239
(27,264)	(28,954)	(26,752)	Cost of Goods Sold	(104,398)	(94,934)

17,205	16,463	14,289	Gross profit	66,180	63,305
			Operating Expenses
(1,635)	(1,567)	(1,550)	Sales	(6,060)	(5,791)
(1,555)	(1,830)	(1,624)	General and Administratives	(6,428)	(5,429)
(453)	(1,070)	(818)	Exploratory Costs	(2,570)	(2,037)
-	(446)	(45)	Impairment	(446)	(45)
(410)	(492)	(476)	Research & Development	(1,712)	(1,586)
(329)	(305)	(356)	Taxes	(1,256)	(1,263)
(1,147)	(442)	(487)	Pension and Health Plan	(2,495)	(1,941)
(1,064)	(1,020)	(1,104)	Other	(4,622)	(2,976)

(6,593)	(7,172)	(6,460)		(25,589)	(21,068)

			Net Financial Expenses
543	816	688	Income	2,507	2,379
(721)	(920)	(604)	Expenses	(3,292)	(3,720)
(2,381)	(1,603)	(677)	Monetary & Exchange Variation - Assets	(8,702)	(2,278)
1,482	858	521	Monetary & Exchange Variation - Liabilities	5,555	2,287

(1,077)	(849)	(72)		(3,932)	(1,332)

(7,670)	(8,021)	(6,532)		(29,521)	(22,400)
(202)	(291)	20	Participation in Equity Income	(681)	(233)

9,333	8,151	7,777	Operating Profit	35,978	40,672
(139)	(350)	35	Non-operating Income (Expenses)	(438)	(67)
(2,779)	(2,358)	(1,901)	Income Tax & Social Contribution	(11,273)	(11,896)
(547)	(288)	(342)	Minority Interest	(1,743)	(1,593)
(340)	(102)	(369)	Employee Profit Sharing Plan	(1,012)	(1,197)

5,528	5,053	5,200	Net Income	21,512	25,919

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

Balance Sheet – Consolidated

Assets	R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Assets	53,374	54,101	67,219

Cash and Cash Equivalents	13,071	14,216	27,829
Accounts Receivable	11,329	11,738	13,433
Inventories	17,599	17,373	15,941
Marketable Securities	590	638	980
Taxes Recoverable	7,782	7,416	6,826
Other	3,003	2,720	2,210
Non-current Assets	177,854	162,994	143,319

Long-term Assets	22,023	21,440	16,361

Petroleum & Alcohol Account	798	796	786
Advances to Suppliers	397	862	707
Marketable Securities	3,922	3,735	410
Deferred Taxes and Social Contribution	8,333	7,959	6,399
Advance for Pension Plan	1,297	1,301	1,242
Prepaid Expenses	1,514	1,614	1,839
Accounts Receivable	2,902	2,182	1,776
Deposits - Legal Matters	1,693	1,820	1,750
Other	1,167	1,171	1,452

Investments	7,822	4,732	4,755
Fixed Assets	139,941	129,234	114,103
Intangible	5,532	5,332	5,652
Deferred	2,536	2,256	2,448

Total Assets	231,228	217,095	210,538

Liabilities		R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Liabilities	47,555	41,921	48,564

Short-term Debt	8,501	10,019	12,522

Suppliers	13,791	11,319	11,510

Taxes and Social Contribution Payable	10,006	8,785	8,413

Project Finance	41	173	34
Pension Plan Obligations and Health Care	880	442	822
Dividends	6,581	4,387	7,897
Salaries, Benefits and Charges	1,689	1,926	1,452
Other	6,066	4,870	5,914
Non Current Liabilities	62,121	56,530	56,555

Long-term Debt	29,807	27,099	31,543
Pension Plan Obligations and Health	4,520	4,272	3,048
Health Care Benefits	9,272	9,406	8,012
Deferred Taxes and Social Contribution	10,353	10,278	9,116
Other	8,169	5,475	4,836
Deferred Income	1,392	1,106	413
Minority interest	6,306	6,717	7,475

Shareholders’ Equity	113,854	110,821	97,531

Capital Stock	52,644	52,644	48,264
Reserves / Net Income	61,210	58,177	49,267

Total Liabilities	231,228	217,095	210,538

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Cash Flow - Consolidated

R$ million
	Fourth Quarter			Fiscal Year

3Q-2007	2007	2006		2007	2006

5,528	5,053	5,200	Net Income	21,512	25,919
3,970	6,303	8,133	(+) Adjustments	20,385	17,740

2,789	2,842	2,765	Depreciation & Amortization	10,696	9,824
(3)	(2)	(4)	Alcohol and oil accounts	(12)	(16)
(351)	(211)	532	Charges on Financing and Connected Companies	(1,786)	869
547	288	342	Minority interest	1,743	1,593
202	291	(20)	Result of Equity Income	681	233
1,597	1,326	486	Foreign Exchange on Fixed Assets	6,803	3,057
1,013	(25)	1,307	Deferred Income Tax and Social Contribution	477	766
(318)	(88)	651	Inventory Variation	(1,430)	(2,334)
(417)	1,741	534	Supplier Variation	1,598	2,470
1,166	552	601	Pension and Health Plan Variation	2,791	2,430
(2,258)	(413)	935	Other	(1,188)	(1,168)
9,498	11,356	13,333	(=) Net Cash Generated by Operating Activities	41,897	43,659
(12,764)	(13,916)	(12,150)	(-) Cash used for Cap. Expend.	(45,233)	(32,593)

(5,672)	(5,348)	(5,558)	Investment in E&P	(20,405)	(17,672)
(1,715)	(4,411)	(1,687)	Investment in Refining & Transport	(9,647)	(4,592)
(763)	(2,014)	(1,351)	Investment in Gas and Energy	(5,199)	(2,446)
(198)	(559)	(232)	Investment in Distribution	(916)	(633)
(1,070)	(1,327)	(2,990)	Investment in International Segment	(5,238)	(6,727)
(3,148)	(139)	(89)	Marketable Securities	(3,123)	467
(67)	(12)	24	Dividends	71	102
(131)	(106)	(267)	Other investments	(776)	(1,092)

(3,266)	(2,560)	1,183	(=) Free cash flow	(3,336)	11,066
(372)	1,415	2,127	(-) Cash used in Financing Activities	(11,422)	(6,654)
(371)	1,417	2,128	Financing	(3,948)	97
(1)	(2)	(1)	Dividends	(7,474)	(6,751)
(3,638)	(1,145)	3,310	(=) Net cash generated in the period	(14,758)	4,412

17,854	14,216	24,519	Cash at the Beginning of Period	27,829	23,417
14,216	13,071	27,829	Cash at the End of Period	13,071	27,829

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS SYSTEM	Financial Statements

Statement of Value Added – Consolidated

	R$ million
	Fiscal Year
	2007	2006
Description
Sales of Products and Services and Non-Operating Revenues*	220,049	206,285
Raw Materials Used	(26,305)	(24,409)
Products for Resale	(36,803)	(31,470)
Materials, Energy, Services & Other	28,495	(22,597)

Added Value Generated	128,446	127,809

Depreciation & Amortization	(10,696)	(9,824)
Participation in Equity Income and Goodwill & Discount	(681)	(233)
Financial Result	2,507	2,388
Rent and Royalties	562	555

Total Distributable Added Value	120,138	120,695

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	12,812	10,395

	12,812	10,395

Government Entities
Taxes, Fees and Contributions	54,851	54,730
Government Take	15,754	17,311

	70,605	72,041

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	6,439	3,721
Rent and Freight Expenses	7,028	7,026

	13,467	10,747

Shareholders
Minority Interest	1,743	1,593
Dividends/Interest on Own Capital	6,581	7,897
Retained Earnings	14,930	18,022

	23,254	27,512

Distributed Added Value	120,138	120,695

* Net of Provisions for Doubtful Debts.

PETROBRAS SYSTEM	Financial Statements

Consolidated Result by Business Area - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS
Net Operating Revenues	81,093	133,150	9,866	45,078	19,390	-	(117,999)	170,578

Intersegments	76,591	36,576	2,109	729	1,994	-	(117,999)	-
Third Parties	4,502	96,574	7,757	44,349	17,396	-	-	170,578
Cost of Goods Sold and Services	(34,935)	(118,921)	(9,044)	(40,829)	(16,214)	-	115,545	(104,398)

Gross Profit	46,158	14,229	822	4,249	3,176	-	(2,454)	66,180
Operating Expenses	(3,480)	(5,061)	(2,452)	(2,925)	(3,303)	(8,607)	239	(25,589)
Sales, General & Administrative	(571)	(4,019)	(1,132)	(2,528)	(1,404)	(3,064)	230	(12,488)
Taxes	(49)	(147)	(77)	(176)	(138)	(669)	-	(1,256)
Exploratory Costs	(1,212)	-	-	-	(1,358)	-	-	(2,570)
Impairment	(45)	-	-	-	(401)	-	-	(446)
Research & Development	(868)	(333)	(183)	(12)	(3)	(313)	-	(1,712)
Health and Pension Plans	-	-	-	-	-	(2,495)	-	(2,495)
Other	(735)	(562)	(1,060)	(209)	1	(2,066)	9	(4,622)

Operating Profit (Loss)	42,678	9,168	(1,630)	1,324	(127)	(8,607)	(2,215)	40,591
Interest Income (Expenses)	-	-	-	-	-	3,932	-	3,932
Equity Results	-	109	156	(14)	(136)	(796)	-	681
Non-operating Income (Expenses)	(507)	(82)	6	(31)	132	44	-	438

Income (Loss) Before Taxes and Minority
Interests	42,171	9,195	(1,468)	1,279	(131)	(13,291)	(2,215)	35,540
Income Tax & Social Contribution	(14,216)	(2,995)	562	(416)	(526)	5,564	754	(11,273)
Minority Interests	(764)	(15)	(447)	-	(310)	(207)	-	(1,743)
Employee Profit Sharing Plan	(363)	(276)	(28)	(69)	(56)	(220)	-	(1,012)

Net Income (Loss)	26,828	5,909	(1,381)	794	(1,023)	(8,154)	(1,461)	21,512

Consolidated Result by Business Area - 2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS
Net Operating Revenues	77,764	125,744	9,588	40,608	14,092	-	(109,557)	158,239

Intersegments	70,848	32,476	2,848	625	2,760	-	(109,557)	-
Third Parties	6,916	93,268	6,740	39,983	11,332	-	-	158,239
Cost of Goods Sold and Services	(35,209)	(112,494)	(8,562)	(36,849)	(10,518)	-	108,698	(94,934)

Gross Profit	42,555	13,250	1,026	3,759	3,574	-	(859)	63,305
Operating Expenses	(3,224)	(3,806)	(2,049)	(2,812)	(2,342)	(6,909)	74	(21,068)
Sales, General & Administrative	(1,020)	(3,165)	(842)	(2,481)	(1,325)	(2,433)	46	(11,220)
Taxes	(68)	(162)	(96)	(169)	(147)	(621)	-	(1,263)
Exploratory Costs	(1,119)	-	-	-	(918)	-	-	(2,037)
Impairment	(43)	-	-	-	(2)	-	-	(45)
Research & Development	(758)	(312)	(169)	(11)	(5)	(331)	-	(1,586)
Health and Pension Plan	-	-	-	-	-	(1,941)	-	(1,941)
Other	(216)	(167)	(942)	(151)	55	(1,583)	28	(2,976)

Operating Profit (Loss)	39,331	9,444	(1,023)	947	1,232	(6,909)	(785)	42,237
Interest Income (Expenses)	-	-	-	-	-	(1,332)	-	(1,332)
Equity Results	-	129	(20)	(14)	67	(395)	-	(233)
Non-operating Income (Expense)	(181)	(47)	(8)	38	50	81	-	(67)

Income (Loss) Before Taxes and Minority	39,150	9,526	(1,051)	971	1,349	(8,555)	(785)	40,605
Interests
Income Tax & Social Contribution	(13,164)	(3,085)	362	(308)	(526)	4,557	268	(11,896)
Minority Interests	(824)	(26)	(469)	-	(393)	119	-	(1,593)
Employee Profit Sharing Plan	(434)	(324)	(32)	(78)	(80)	(249)	-	(1,197)

Net Income (Loss)	24,728	6,091	(1,190)	585	350	(4,128)	(517)	25,919

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environmental expenses, we opted to allocate these expenses in their entirety to other operating income (expenses).

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Financial Statements

EBITDA(1) Consolidated Statement by Business Area - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss)(2)	42,315	8,892	(1,658)	1,255	(183)	(8,827)	(2,215)	39,579
Depreciation & Amortization	6,001	1,935	806	304	1,260	390	-	10,696

EBITDA (1)	48,316	10,827	(852)	1,559	1,077	(8,437)	(2,215)	50,275

(1) Operating income before the financial results and equity income, excluding the effect with depreciation /amortization.
(2) Adjusted by the inclusion of provision of Sharing Profit Plan for Petrobras employees.

Statement of Other Operating Income (Expenses) - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(76)	(64)	-	(68)	-	(1,059)	-	(1,267)
Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(12)	(40)	(8)	(642)	-	(1,051)
Operating expenses with thermoelectric	-	-	(523)	-	-	-	-	(523)
Collective Labor Agreement	(187)	(114)	(16)	(24)	(9)	(132)	-	(482)
HSE Expenses	(22)	(135)	(4)	-	(9)	(304)	-	(474)
Losses and Contingencies related to Legal Proceedings	-	-	(449)	-	-	-	-	(449)
Contractual fines	(177)	(73)	-	(67)	(17)	(55)	-	(389)

Unscheduled stoppages at installations and production equipment	(27)	(111)	-	-	-	-	-	(138)
Contractual losses from ship-or-pay transport services	-	-	-	-	(90)	-	-	(90)
Result from hedge operations	-	(113)	-	24	-	-	-	(89)
Lawsuit Loss Related to ICMS Tax	-	101	-	-	-	-	-	101
Other	(26)	76	(56)	(34)	134	126	9	229

	(735)	(562)	(1,060)	(209)	1	(2,066)	9	(4,622)

Statement of Other Operating Revenues (Expenses) - 2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Institutional relations and cultural projects	(39)	(58)	-	(101)	-	(1,035)	-	(1,233)
Operating expenses with thermoelectric	-	-	(667)	-	-	-	-	(667)
Collective Labor Agreement	(90)	(40)	(5)	-	(2)	(52)	-	(189)
HSE Expenses	(20)	(30)	(2)	-	(3)	(267)	-	(322)
Losses and Contingencies related to Legal Proceedings	(27)	66	-	33	(11)	(201)	-	(140)

Unscheduled stoppages at installations and production equipment	(59)	(79)	-	-	-	-	-	(138)

Contractual losses from ship-or-pay transport services	-	-	-	-	(122)	-	-	(122)
Result from hedge operations	-	47	(167)	-	-	-	-	(120)
Recovery of Exploratory Expenses in Nigeria	-	-	-	-	69	-	-	69
Other	19	(73)	(101)	(83)	124	(28)	28	(114)

	(216)	(167)	(942)	(151)	55	(1,583)	28	(2,976)

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environmental expenses, we opted to allocate these expenses in their entirety to other operating income (expenses).

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Statement of Extraordinary Items - 2007

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Net Income (Loss) by Business Segment	42,678	9,168	(1,630)	1,324	(127)	(8,607)	(2,215)	40,591
Extraordinary Items:
Expenses with Renegotiation of Petros Fund Plan	220	129	12	40	8	1,339	-	1,748
Contractual fines	-	-	449	-	-	-	-	449
Impairment	-	-	-	-	401	-	-	401
Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	90	-	-	90
Extraordinary Items Subtotal	220	129	461	40	499	1,339	-	2,688

Operating Income (Loss) by business Segment before
Extraordinary Items	42,898	9,297	(1,169)	1,364	372	(7,268)	(2,215)	43,279

Net Income (Loss) by Business Segment	26,828	5,909	(1,381)	794	(1,023)	(8,154)	(1,461)	21,512
Extraordinary Items	220	129	461	40	499	1,339	-	2,688
Tax Effects	(75)	(44)	(157)	(14)	(33)	(218)	-	(541)

Net Income without Extraordinary Items effects	26,973	5,994	(1,077)	820	(557)	(7,033)	(1,461)	23,659

Statement of Extraordinary Items - 2006

	R$ MILLION

	E&P	SUPPLY	GAS & ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Operating Income (Loss) by Business Segment	39,331	9,444	(1,023)	947	1,232	(6,909)	(785)	42,237

Extraordinary Items

New ANP Interpretation (Project Finance Expense Deducibility)	426	-	-	-	-	-	-	426

Adjustment of the Expenses with Natural Gas Re-injection	408	-	-	-	-	-	-	408
Effect of the negotiated Hedge Operation termination with
Andina	-	-	167	-	-	-	-	167

Contractual Losses from Ship-or-Pay Transport Services	-	-	-	-	122	-	-	122
Tax Expenses - PIS/COFINS on other Revenues	22	73	15	-	-	24	-	134
Lawsuit Loss Related to ICMS Tax	-	(129)	-	-	-	-	-	(129)
Extraordinary Items Subtotal	856	(56)	182	-	122	24	-	1,128

Operating Income (Loss) by business Segment before
Extraordinary Items	40,187	9,388	(841)	947	1,354	(6,885)	(785)	43,365

Net Income (Loss) by Business Segment	24,728	6,091	(1,190)	585	350	(4,128)	(517)	25,919
Extraordinary Items	856	(56)	182	-	122	24	-	1,128
Taxes Effects	(291)	19	(5)	-	(41)	(8)	-	(326)

Net Income without Extraordinary Items effects	25,293	6,054	(1,013)	585	431	(4,112)	(517)	26,721

PETROBRAS SYSTEM	Financial Statements

Consolidated Assets by Business Area - 12.31.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	89,256	55,253	27,942	9,890	22,406	36,409	(9,928)	231,228

CURRENT ASSETS	5,174	24,390	4,423	4,946	4,212	20,050	(9,821)	53,374

CASH AND CASH EQUIVALENTS	-	-	-	-	-	13,071	-	13,071
OTHER	5,174	24,390	4,423	4,946	4,212	6,979	(9,821)	40,303
NON-CURRENT ASSETS	84,082	30,863	23,519	4,944	18,194	16,359	(107)	177,854

LONG-TERM ASSETS	4,046	1,335	1,841	702	1,088	13,101	(90)	22,023
PROPERTY, PLANTS AND EQUIPMENT	76,611	25,226	20,753	2,793	12,664	1,911	(17)	139,941
OTHER	3,425	4,302	925	1,449	4,442	1,347	-	15,890

Consolidated Assets by Business Area - 09.30.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	84,925	48,197	25,739	8,831	23,388	35,914	(9,899)	217,095

CURRENT ASSETS	7,105	21,886	4,298	4,601	4,835	20,831	(9,455)	54,101

CASH AND CASH EQUIVALENTS	-	-	-	-	-	14,216	-	14,216
OTHER	7,105	21,886	4,298	4,601	4,835	6,615	(9,455)	39,885
NON-CURRENT ASSETS	77,820	26,311	21,441	4,230	18,553	15,083	(444)	162,994

LONG-TERM ASSETS	4,215	1,273	2,037	1,117	1,289	11,936	(427)	21,440
PROPERTY, PLANTS AND EQUIPMENT	70,684	23,312	18,363	2,727	12,314	1,851	(17)	129,234
OTHER	2,921	1,726	1,041	386	4,950	1,296	-	12,320

Consolidated Assets by Business Area - 12.31.2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
ASSETS	77,642	42,917	21,951	7,814	23,713	43,926	(7,425)	210,538

CURRENT ASSETS	6,892	20,852	2,965	4,176	5,429	33,812	(6,907)	67,219

CASH AND CASH EQUIVALENTS	-	-	-	-	-	27,829	-	27,829
OTHER	6,892	20,852	2,965	4,176	5,429	5,983	(6,907)	39,390
NON-CURRENT ASSETS	70,750	22,065	18,986	3,638	18,284	10,114	(518)	143,319

LONG-TERM ASSETS	4,464	1,102	2,201	596	1,023	7,493	(518)	16,361
PROPERTY, PLANTS AND EQUIPMENT	63,173	19,924	15,720	2,599	11,295	1,392	-	114,103
OTHER	3,113	1,039	1,065	443	5,966	1,229	-	12,855

PETROBRAS SYSTEM	Financial Statements

Consolidated Results – International Business Area - 2007

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL AREA
ASSETS (12.31.2007)	14,987	4,636	2,378	819	2,543	(2,957)	22,406

Income Statement (1)

Net Operating Revenues	4,638	12,999	1,900	3,654	25	(3,826)	19,390

Intersegments	2,589	2,818	372	41	-	(3,826)	1,994
Third Parties	2,049	10,181	1,528	3,613	25	-	17,396

Operating Profit (Loss)	(83)	174	479	(95)	(576)	(26)	(127)

Net Income (Loss)	(777)	245	326	(71)	(720)	(26)	(1,023)

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

			GAS
	E&P	SUPPLY	&	DISTRIB.	CORPOR.	ELIMIN.	TOTAL
			ENERGY
INTERNATIONAL AREA
ASSETS (09.30.2007)	17,066	4,472	4,160	783	3,771	(6,864)	23,388

Income Statement (1) - 2006

Net Operating Revenues	5,424	7,493	2,618	3,202	56	(4,701)	14,092

Intersegments	3,916	3,107	424	14	-	(4,701)	2,760
Third Parties	1,508	4,386	2,194	3,188	56	-	11,332

Operating Profit (Loss)	1,372	40	554	(205)	(551)	22	1,232

Net Income (Loss)	396	32	249	(60)	(279)	12	350

ASSETS (12.31.2006)	16,351	4,967	4,483	749	2,072	(4,909)	23,713

(1) Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Appendices

1. Petroleum and Alcohol Accounts – National Treasury

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras, after having submitted all the information required by the National Treasury (STN), is seeking to reconcile the differences between the parties which comprise alleged debts arising from credit operations involving he extinct INTERBRAS.

In November 2007, as part of the ongoing negotiations with the STN, Petrobras one again officially stated its understanding that these debts were never owed by INTERBRAS, requested the issue of securities to settle the balance of the Petroleum and Alcohol Accounts and their possible use to pay Petrobras’ actuarial debts with PETROS, and reaffirmed its agreement with the setting up of an informal working group between Petrobras and the STN to analyze the operations that gave rise to the alleged INTERBRAS debts with the federal government.

The account balance of R$ 798 million on December 31, 2007 (R$ 786 million in 2006) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured through the generation of current taxes, duties and social contributions, totaled R$ 51,347 million.

R$ million
	Fourth Quarter				Year End

3Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Economic Contribution - Country
4,864	4,630	4,447	4	Value Added Tax (ICMS)	18,110	17,731	2
1,976	2,021	2,033	(1)	CIDE (1)	7,823	7,833	-
3,066	3,159	2,914	8	PASEP/COFINS	11,948	11,637	3
2,545	2,241	1,365	64	Income Tax & Social Contribution	10,683	11,430	(7)
650	819	643	27	Other	2,783	2,313	20

13,101	12,870	11,402	13	Subtotal Country	51,347	50,944	1

959	833	883	(6)	Economic Contribution - Foreign	3,504	3,786	(7)

14,060	13,703	12,285	12	Total	54,851	54,730	-

(1) CIDE – ECONOMIC DOMAIN CONTRIBUTION CHARGE

3. Government Participations

R$ million
	Fourth Quarter				Year End

3Q-2007	2007	2006	Δ %		2007	2006	Δ %

				Country
1,985	2,182	1,842	18	Royalties	7,574	7,626	(1)
1,955	2,150	2,008	7	Special Participation	7,261	8,375	(13)
28	33	26	27	Surface Rental Fees	119	108	10

3,968	4,365	3,876	13	Subtotal Country	14,954	16,109	(7)

117	197	312	(37)	Foreign	800	1,202	(33)

4,085	4,562	4,188	9	Total	15,754	17,311	(9)

Government participations in the country fell by 7% over 2006, reflecting the 10% appreciation of the Real and the reduction in the Special Participation tax rate due to the natural decline in production from the leading productive fields: Marlim, Marlim Sul, Barracuda and Caratinga.

In the country in the 4Q-2007 Government participations increased by 10% over the previous quarter due to the 12% increase in the reference price for local oil, which averaged R$ 133.84 (US$ 74.84) in the 4Q-2007, versus R$ 118.96 (US$ 62.15) in the 3Q-2007, reflecting the average Brent price on the international market.

PETROBRAS SYSTEM	Appendices

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million
	Shareholders' Equity	Net Income
. According to PETROBRAS information as of 12.31.2007	116,012	22,029
. Profit in the sales of products in affiliated inventories	(667)	(667)
. Reversal of profits on inventory in previous years	-	362
. Capitalized interest	(860)	(183)
. Absorption of negative shareholders equity in affiliated companies *	(73)	(61)
. Other eliminations	(558)	32

. According to consolidated information as of 12.31.2007	113,854	21,512

* Pursuant to CVM Instruction 247/96, losses considered temporary on investments evaluated by the equity method, where the investee shows no signs of stoppage or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the affiliated companies did not affect the results or shareholders’ equity of Petrobras on September 30, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

		Nominal Change
	Fourth Quarter			Year End

3Q-2007	2007	2006		2007	2006

17.90%	51.52%	20.15%	Petrobras ON	92.70%	31.94%
14.64%	49.32%	22.69%	Petrobras PN	77.51%	33.83%
24.52%	52.64%	22.86%	ADR- Level III - ON	123.79%	44.51%
21.30%	48.72%	23.94%	ADR- Level III - PN	107.46%	44.10%
11.17%	5.66%	22.01%	IBOVESPA	43.65%	32.93%
3.63%	-4.54%	6.71%	DOW JONES	6.43%	16.29%
3.77%	-1.82%	6.95%	NASDAQ	9.81%	9.52%

Petrobras’ shares had a book value of R$ 26.44 on December 31, 2007.

6. Statement of Parent Company Net Income for Dividend Purposes

R$ Million
Year End
2007
Net Income for the year	22,029
Appropriation:
Statutory Reserve	(1,102)

20,927
(+) Reversal of Reserves/Addition:
Revaluation Reserve	5

(=) Basic Profit for Dividend Purposes	20,932

Proposed dividend, equivalent to 31,44% of basic net income - R$ 1,50 per share (31,27% in 2006, R$ 1,80 per share), comprised of:
Interests on Own Capital	6,361
Dividends	220

Dividends Proposed Total	6,581

PETROBRAS SYSTEM	Appendices

Proposed dividends for the year ended 2007 in the amount of R$ 6,581 million (R$ 1.50 per share), are composed down as follows:

	Value per Share	Value
DIVIDENDS TO BE DELIBERATED AT THE GENERAL ORDINARY MEETING	ON and PN	R$ Million

Interest on Own Capital - Approved by the Board of Directors on 07.25.2007 - Paid on 01.23.2008, on the shareholder position of 08.17.2007.	0.50	2,194

Interest on Own Capital - Approved by the Board of Directors 09.21.2007, to be held up to 03.31.2008, on the shareholder position of 10.05.2007.	0.50	2,193

Interest on Own Capital - Approved by the Board of Directors 12.27.2007, to be held up to 04.30.2008, on the shareholder position of 01.11.2008.	0.30	1,316

Dividends - Proposed by the Board of Directors on 02.28.2008. The payment date will be determined at the General Ordinary Meeting to be held 04.04.2008, on the shareholder position of the same date.	0.15	658

	0.05	220

TOTAL DIVIDENDS	1.50	6,581

7. Capital Increase

Petrobras management is proposing to the Extraordinary General Meeting to be held in conjunction with the Ordinary Genera Meeting of April 4, 2008, a capital increase from R$ 52,644 million to R$ 78,967 million by the capitalization of the capital reserve in the amount of R$ 1,020 million, R$ 851 million of which from the fiscal incentive reserve and R$ 169 million from the Merchant Marine Fund (AFRMM) subsidy, and R$ 25,302 million from income retained from previous fiscal years, without the issue of new shares, pursuant to paragraph 1 of article 169 of Law 6404/76.

8. Acquisition of Suzano Petroquímica

The acquisition of 99.9% of the common shares of Suzano Petroquímica S.A., equivalent to 76.58% of the latter’s total capital, was concluded on November 30, 2007.

Petrobras paid a total of R$ 2.1 billion to the selling shareholders, equivalent to R$ 13.27 per common share and R$ 10.61 per preferred share.

Petrobras will hold, through DAPEAN PARTICIPAÇÕES S.A., a company that retains indirect control of Suzano Petroquímica, a public tender offer for the acquisition of Suzano Petroquímica’s common and preferred shares retained by the remaining shareholders at R$ 13.27 per common share and R$ 10.61 per preferred share.

PETROBRAS SYSTEM	Appendices

9. Assets and Liabilities exposed to Foreign Exchange

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Assets	9,368	8,891	14,139

Cash and Cash Equivalents	4,037	5,857	11,113
Other Current Assets	5,331	3,034	3,026
Non-current Assets	21,178	19,810	12,450

Amounts invested abroad via partner companies, in the
international segment, in E&P equipments to be used in
Brazil and in commercial activities.	20,362	18,830	10,440
Other Long Term Assets	480	774	1,919
Property, plant and equipment	336	206	91

Total Assets	30,546	28,701	26,589

Liabilities	R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Liabilities	(7,601)	(6,206)	(7,586)

Short-term Debt	(3,183)	(3,923)	(4,937)
Suppliers	(2,122)	(1,623)	(1,853)
Other Current Liabilities	(2,296)	(660)	(796)

Long-term Liabilities	(12,199)	(13,208)	(10,284)

Long-term Debt	(11,062)	(12,008)	(8,765)
Other Long-term Liabilities	(1,137)	(1,200)	(1,519)

Total Liabilities	(19,800)	(19,414)	(17,870)

Net Assets (Liabilities) in Reais	(10,746)	(9,287)	(8,719)

(+) Investment Funds - Exchange*	41	97	3,475

(-) FINAME Loans - dollar-indexed reais	(339)	(398)	(499)

Net Assets (Liabilities) in Reais	10,448	8,986	11,695

(*) The results of cash and cash equivalents balance from Exchange Rate Funds is included in the account Financing Revenues.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	Fourth Quarter			Year End

3Q-2007	2007	2006		2007	2006

44,201	46,365	41,709	Gross Operating Revenues	170,245	162,226
(11,043)	(11,450)	(11,118)	Sales Deductions	(43,478)	(42,508)

33,158	34,915	30,591	Net Operating Revenues	126,767	119,718
(18,271)	(20,712)	(18,300)	Cost of Products Sold	(70,445)	(65,942)

14,887	14,203	12,291	Gross Profit	56,322	53,776
			Operating Expenses
(1,483)	(1,337)	(1,318)	Sales	(5,314)	(4,975)
(1,113)	(1,310)	(1,029)	General & Administrative	(4,488)	(3,608)
(376)	(387)	(412)	Cost of Prospecting, Drilling & Lifting	(1,212)	(1,119)
-	(45)	(40)	Impairment	(45)	(40)
(407)	(489)	(473)	Research & Development	(1,700)	(1,576)
(194)	(183)	(199)	Taxes	(718)	(680)
(1,087)	(424)	(455)	Health and Pension Plans	(2,359)	(1,824)
(914)	(915)	(995)	Other	(4,366)	(2,636)

(5,574)	(5,090)	(4,921)		(20,202)	(16,458)

			Net Financial
1,202	1,443	971	Income	4,662	3,038
(762)	(898)	(567)	Expense	(2,983)	(2,226)
(2,795)	(1,917)	(629)	Monetary & Foreign Exchange Variation - Assets	(9,838)	(3,002)
1,402	786	375	Monetary & Foreign Exchange Variation - Liabilities	5,124	2,224

(953)	(586)	150		(3,035)	34

(6,527)	(5,676)	(4,771)		(23,237)	(16,424)
(253)	(968)	(155)	Equity Income	(662)	424

8,107	7,559	7,365	Operating Income	32,423	37,776
(15)	(291)	(28)	Non-operating Income (Expense)	(340)	(112)
(2,113)	(2,054)	(1,825)	Income Tax / Social Contribution	(9,210)	(10,608)
(307)	(45)	(275)	Employee Participations	(844)	(993)

5,672	5,169	5,237	Net Income	22,029	26,063

Part of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independently of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and is no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Assets	40,154	38,066	49,443

Cash and Cash Equivalents	7,848	7,190	20,099
Accounts Receivable	12,036	9,994	10,376
Marketable Securities	-	185	-
Inventories	12,800	13,907	12,969
Dividends Receivable	669	97	777
Deferred Taxes & Social Contribution	5,125	5,134	4,382
Other	1,676	1,559	840
Non-current assets	171,079	159,173	130,171

Long-term Assets	63,949	62,003	45,185

Petroleum & Alcohol Account	798	796	786
Subsidiaries and affiliated companies	47,556	46,192	34,283
Projects Financings	1,504	1,350	928
Advances to Suppliers	397	425	564
Marketable Securities	3,387	2,928	-
Advance for Pension Plan	1,297	1,301	1,242
Deferred Taxes and Social Contribution	5,557	5,119	3,763
Judicial Deposits	1,446	1,468	1,438
Prepaid Expenses	809	892	819
Other	1,198	1,532	1,362

Investments	26,069	23,866	22,777
Property, plant and equipment	77,252	69,811	58,682
Intangible	3,075	2,827	2,779
Deferred	734	666	748

Total Assets	211,233	197,239	179,614

Liabilities	R$ million
	12.31.2007	09.30.2007	12.31.2006

Current Liabilities	60,386	53,247	51,183

Short-term Debt	749	1,063	1,279
Suppliers	36,457	33,979	28,900
Taxes & Social Contribution Payable	8,493	7,486	6,855
Dividends / Interest on Own Capital	6,581	4,387	7,897
Project Financings	408	1,580	1,565
Pension Plan and Health Benefits	816	720	778
Clients Anticipation	120	220	1,120
Other	6,762	3,812	2,789
Long-term Liabilities	34,835	31,095	29,049

Long-term Debt	4,812	4,395	5,094
Subsidiaries and affiliated companies	2,374	2,083	2,507
Pension plan	4,139	3,891	2,777
Health Care Benefits	8,554	8,392	7,383
Deferred Taxes & Social Contribution	8,434	8,392	7,522
Other	6,522	3,942	3,766
Shareholders' Equity	116,012	112,897	99,382

Capital	52,644	52,644	48,264
Capital Reserves	63,368	60,253	51,118

Total liabilities	211,233	197,239	179,614

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

PETROBRAS	Financial Statements

Statement of Cash Flow – Parent Company

R$ million
	Fourth Quarter			Year End

3Q-2007	2007	2006		2007	2006

5,672	5,169	5,237	Net Income	22,029	26,063
2,275	4,847	2,715	(+) Adjustments	18,178	9,225

1,380	1,677	1,361	Depreciation & Amortization	5,799	4,934
(3)	(2)	(4)	Petroleum and Alcohol Accounts	(12)	(16)
(3,209)	2,472	5,342	Petroleum and Oil Products Supply - Foreign	3,880	4,147
1,616	481	78	Charges on Financing and Affiliated Companies	3,531	482
2,491	219	(4,063)	Other Adjustments	4,980	(322)
7,946	10,016	7,953	(=) Net Cash Generated by Operating Activities	40,207	35,288
(9,508)	(10,078)	(5,202)	(-) Cash used for Cap.Expend.	(29,911)	(17,403)

(3,957)	(4,155)	(2,848)	Investment in E&P	(14,696)	(11,416)
(1,679)	(4,030)	(1,874)	Investment in Refining & Transport	(8,761)	(4,089)
(528)	(891)	(230)	Investment in Gas and Energy	(2,249)	(1,356)
(14)	(5)	(6)	Investments in International Area	(27)	(15)
0	(390)	-	Investments in Distribution	(390)	-
(175)	(277)	(100)	Structured projects – Net of Advance Money	(681)	(724)
79	97	5	Dividends	929	928
(3,104)	(155)	-	Marketable Securities	(3,260)	-
(129)	(272)	(150)	Other Investments	(776)	(731)

(1,562)	62	2,751	(=) Free Cash Flow	10,296	17,885
(2,634)	719	(203)	(-) Cash used in Financing Activities	(22,547)	(15,268)
(4,196)	657	2,548	(=) Cash Generated in the Period	12,251	2,617

11,387	7,191	17,551	Cash at the Beginning of Period	20,099	17,482
7,191	7,848	20,099	Cash at the End of Period	7,848	20,099

PETROBRAS	Financial Statements

Statement of Value Added - Parent Company

	R$ million
	Year End
	2007	2006
Description
Sale of products and services and non operating income*	171,484	163,155
Raw Material Used	(14,801)	(14,544)
Products for Resale	(13,193)	(9,824)
Materials, Energy, Services & Others	(22,952)	(20,283)

Added Value Generated	120,538	118,504

Depreciation & Amortization	(5,799)	(4,934)
Participation in subsidiaries, goodwill & discount amortization	(661)	424
Financial Income	2,894	2,597
Rent and royalties	443	403

Total Distributable Added Value	117,415	116,994

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	10,180	7,927

	10,180	7,927

Government Entities
Taxes, Duties and Contributions	55,127	55,130
Government Participation	14,954	16,109

	70,081	71,239

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	5,929	2,563
Rent and Freight Expenses	9,196	9,202

	15,125	11,765

Shareholders
Dividends / interest on own capital	6,581	7,897
Net Income	15,448	18,166

	22,029	26,063

Value Added distributed	117,415	116,994

* Net of Provisions for Doubtful Debts.

PETROBRAS

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 7, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.